Exhibit 99.1

As used herein, the “Company” or “AMPSA” refers to Ardagh Metal Packaging S.A., and “we”, “our”, “us”, “AMP” and the “Group” refer to AMPSA and its consolidated subsidiaries, unless the context requires otherwise.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Three months ended June 30, 2026			Three months ended June 30, 2025
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	1,713	—	1,713	1,455	—	1,455
Cost of sales		(1,474)	(1)	(1,475)	(1,257)	(13)	(1,270)
Gross profit		239	(1)	238	198	(13)	185
Sales, general and administration expenses		(84)	(3)	(87)	(67)	(1)	(68)
Intangible amortization		(36)	—	(36)	(35)	—	(35)
Operating profit		119	(4)	115	96	(14)	82
Net finance expense	6	(62)	(2)	(64)	(59)	(8)	(67)
Profit before tax		57	(6)	51	37	(22)	15
Income tax (charge)/credit		(17)	1	(16)	(11)	1	(10)
Profit for the period		40	(5)	35	26	(21)	5

Profit attributable to:
Equity holders				35			5
Non-controlling interests				—			—
Profit for the period				35			5

Earnings per share:
Basic and diluted earnings per share attributable to equity holders	7			$0.06			$—

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Six months ended June 30, 2026			Six months ended June 30, 2025
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	3,217	—	3,217	2,723	—	2,723
Cost of sales		(2,799)	(2)	(2,801)	(2,373)	(15)	(2,388)
Gross profit		418	(2)	416	350	(15)	335
Sales, general and administration expenses		(167)	(6)	(173)	(142)	(2)	(144)
Intangible amortization		(72)	—	(72)	(68)	—	(68)
Operating profit		179	(8)	171	140	(17)	123
Net finance expense	6	(119)	(5)	(124)	(115)	(2)	(117)
Profit before tax		60	(13)	47	25	(19)	6
Income tax (charge)/credit		(18)	1	(17)	(7)	1	(6)
Profit for the period		42	(12)	30	18	(18)	—

Profit attributable to:
Equity holders				30			—
Non-controlling interests				—			—
Profit for the period				30			—

Earnings/(loss) per share:
Basic and diluted earnings/(loss) per share attributable to equity holders	7			$0.05			$(0.02)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Unaudited
		Three months ended June 30,		Six months ended June 30,
		2026	2025	2026	2025
	Note	$'m	$'m	$'m	$'m
Profit for the period		35	5	30	—

Other comprehensive income/(expense)
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		5	(34)	16	(47)
		5	(34)	16	(47)
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		(20)	(20)	39	(36)
-Movement out of reserve to income statement		—	15	(6)	25
-Movement in deferred tax		6	(1)	1	—
		(14)	(6)	34	(11)
Loss recognized on cost of hedging
-New fair value adjustments into reserve		—	(1)	(1)	(1)
		—	(1)	(1)	(1)
Items that will not be reclassified to income statement
-Re-measurement of employee benefit obligations	11	1	1	5	8
-Deferred tax movement on re-measurement of employee benefit obligations		—	—	(1)	(2)
		1	1	4	6

Total other comprehensive (expense)/income for the period		(8)	(40)	53	(53)

Total comprehensive income/(expense) for the period		27	(35)	83	(53)

Attributable to:
Equity holders		27	(36)	83	(54)
Non-controlling interests		—	1	—	1
Total comprehensive income/(expense) for the period		27	(35)	83	(53)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		Unaudited	Unaudited
		At June 30,	At December 31,
		2026	2025
	Note	$'m	$'m
Non-current assets
Intangible assets	8	1,098	1,181
Property, plant and equipment	8	2,429	2,515
Derivative financial instruments		8	2
Deferred tax assets		54	62
Employee benefit assets		15	15
Other non-current assets		66	64
		3,670	3,839
Current assets
Inventories		584	509
Trade and other receivables		756	467
Contract assets		280	267
Income tax receivable		32	34
Derivative financial instruments		58	41
Cash, cash equivalents and restricted cash		189	522
		1,899	1,840
TOTAL ASSETS		5,569	5,679

Equity attributable to owners of the parent
Equity share capital	9	7	7
Share premium	9	5,989	5,989
Other reserves		(5,696)	(5,707)
Retained earnings		(1,058)	(972)
		(758)	(683)
Non-controlling interests		8	8
TOTAL EQUITY		(750)	(675)

Non-current liabilities
Borrowings	10	4,213	4,301
Employee benefit obligations		144	152
Derivative financial instruments		16	20
Deferred tax liabilities		116	117
Other liabilities and provisions	12	35	35
		4,524	4,625
Current liabilities
Borrowings	10	131	118
Interest payable		12	18
Derivative financial instruments		34	17
Trade and other payables		1,575	1,539
Income tax payable		25	27
Other liabilities and provisions	12	18	10
		1,795	1,729
TOTAL LIABILITIES		6,319	6,354
TOTAL EQUITY and LIABILITIES		5,569	5,679

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Unaudited
	Attributable to the owner of the parent

			Foreign	Cash	Cost
			currency	flow	of				Non-
	Share	Share	translation	hedge	hedging	Other	Retained		controlling	Total
	capital	premium	reserve	reserve	reserve	reserves	earnings	Total	interests	equity
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$’m	$'m
	Note 9	Note 9
At January 1, 2025	267	5,989	—	(8)	—	(5,652)	(738)	(142)	6	(136)
Profit for the period	—	—	—	—	—	—	—	—	—	—
Other comprehensive (expense)/income	—	—	(48)	(11)	(1)	—	6	(54)	1	(53)
Hedging losses transferred to cost of inventory	—	—	—	3	—	—	—	3	—	3
Transactions with owners in their capacity as owners
NOMOQ put and call liability (Note 12)	—	—	—	—	—	(1)	—	(1)	1	—
Dividends (Note 14)	—	—	—	—	—	—	(132)	(132)	—	(132)
At June 30, 2025	267	5,989	(48)	(16)	(1)	(5,653)	(864)	(326)	8	(318)

At January 1, 2026	7	5,989	(80)	26	—	(5,653)	(972)	(683)	8	(675)
Profit for the period	—	—	—	—	—	—	30	30	—	30
Other comprehensive income/(expense)	—	—	16	34	(1)	—	4	53	—	53
Hedging gains transferred to cost of inventory	—	—	—	(36)	—	—	—	(36)	—	(36)
Transactions with owners in their capacity as owners
NOMOQ put and call liability (Note 12)	—	—	—	—	—	(2)	—	(2)	—	(2)
Dividends (Note 14)	—	—	—	—	—	—	(120)	(120)	—	(120)
At June 30, 2026	7	5,989	(64)	24	(1)	(5,655)	(1,058)	(758)	8	(750)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Unaudited
		Three months ended June 30,		Six months ended June 30,
		2026	2025	2026	2025
	Note	$'m	$'m	$'m	$'m
Cash flows from/(used in) operating activities
Cash generated from operations	13	402	319	77	43
Net interest paid		(99)	(82)	(110)	(99)
Settlement of foreign currency derivative financial instruments		(1)	(24)	(8)	(31)
Income tax paid		(10)	(3)	(13)	(13)
Cash flows from/(used in) operating activities		292	210	(54)	(100)

Cash flows used in investing activities
Purchase of property, plant and equipment and intangible assets		(36)	(42)	(95)	(81)
Net cash used in investing activities		(36)	(42)	(95)	(81)

Cash flows used in financing activities
Proceeds from borrowings		—	—	145	—
Repayment of borrowings		(115)	(4)	(122)	(6)
Deferred debt issue costs paid		(4)	(2)	(12)	(3)
Lease payments		(29)	(26)	(74)	(51)
Dividends paid	14	(60)	(66)	(120)	(132)
Net cash used in financing activities		(208)	(98)	(183)	(192)

Net increase/(decrease) in cash, cash equivalents and restricted cash		48	70	(332)	(373)

Cash, cash equivalents and restricted cash at beginning of period		142	177	522	610
Foreign exchange (losses)/gains on cash, cash equivalents and restricted cash		(1)	9	(1)	19
Cash, cash equivalents and restricted cash at end of period		189	256	189	256

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.     General information

Ardagh Metal Packaging S.A. (the “Company” or “AMPSA”) was incorporated in Luxembourg on January 20, 2021. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

Approximately 76% of the issued ordinary shares of the Company are indirectly held by Ardagh Holdings S.A., a company registered in Luxembourg (together with its subsidiaries other than AMPSA and its subsidiaries, the “Ardagh Group”). The Ardagh Group capital structure is separate and distinct from AMPSA’s capital structure.

The Company is an independent, pure-play metal beverage can company, whose ordinary shares are listed on the New York Stock Exchange under the ticker symbol “AMBP.” The Company and its subsidiaries (together, the “Group”) are a leading supplier of metal beverage cans globally, with a particular focus on the Americas and Europe. The Group supplies sustainable and infinitely recyclable metal packaging to a diversified customer base of leading global, regional and national beverage producers. AMP operates 23 production facilities in Europe and the Americas and employs approximately 6,500 people.

The Group does not have any operations within Russia or Ukraine and continues to monitor and comply with the various sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the European Union, the United Kingdom and the United Nations Security Committee that have been imposed on the Russian government and certain Russian entities and individuals.

These unaudited consolidated interim financial statements reflect the consolidation of the legal entities forming the Group for the periods presented.

The accounting policies that have been applied to the unaudited consolidated interim financial statements are described in note 3.

2.     Statement of directors’ approval

The unaudited consolidated interim financial statements were approved for issue by the board of directors of AMPSA (the “Board”) on July 21, 2026.

3.     Summary of accounting policies

Basis of preparation

The unaudited consolidated interim financial statements of the Group for the three and six months ended June 30, 2026 and 2025, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. The unaudited consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Annual Report for the year ended December 31, 2025, which was prepared in accordance with IFRS® Accounting Standards and related interpretations as issued by the International Accounting Standards Board (“IASB”).

The unaudited consolidated interim financial statements are presented in U.S. dollar rounded to the nearest million. The functional currency of the Company is euro.

Income tax in interim periods is accrued using the effective tax rate expected to be applied to annual earnings.

Ardagh Metal Packaging S.A.

The accounting policies, presentation and methods of computation followed in the unaudited consolidated interim financial statements are consistent with those applied in the Group’s latest Annual Report.

Going concern

At the date that the unaudited consolidated interim financial statements were approved for issue by the Board, the Board has formed the judgment that there is a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future. Accordingly, these unaudited consolidated interim financial statements have been prepared on a going concern basis. In assessing whether the going concern assumption is appropriate, the Board has taken into account all available information about a period, extending to at least, June 30, 2027.

In arriving at its conclusion, the Board has taken account of the Group’s current and anticipated trading performance, together with current and anticipated levels of cash and net debt, the availability of committed borrowing facilities and external factors including the evolving trade and tariff environment, economic and exchange rate volatility linked to political and geopolitical risks, the separate and distinct AMPSA capital structure, and as a result, it is the Board’s judgment that it is appropriate to prepare the unaudited consolidated interim financial statements using the going concern basis.

Recent changes in accounting pronouncements

New standards and amendments to existing standards and interpretations which are effective for annual periods beginning on or after January 1, 2026, and have not been early adopted by the Group include IFRS 18 ‘Presentation and Disclosure in Financial Statements’ which will replace IAS 1 ‘Presentation of Financial Statements.’ IFRS 18 will retain many of the principles from IAS 1 with limited changes, in particular, it will not impact the recognition or measurement of items in the financial statements, or items which are presented in the income statement. IFRS 18 will introduce new presentation of items within the income statement, new required disclosures in the financial statements for certain management defined performance measures reported outside of an entity’s financial statements, and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The standard is effective for annual periods beginning on or after January 1, 2027 with retrospective application to all comparative periods. The Board’s assessment of the impact of this standard on the consolidated financial statements is on-going.

The Board’s assessment of the impact of other new or amended standards which are not yet effective and which have not been early adopted by the Group, including various Amendments to IFRS 9 and IFRS 7 regarding ‘Contracts Referencing Nature-dependent Electricity’ and ‘Classification and the Measurement of Financial Instruments’, and IFRS 19 ‘Subsidiaries without Public Accountability’ is on-going however they are not expected to have a material effect on the consolidated financial statements.

4.     Segment analysis

The Group’s two operating and reportable segments, Europe and Americas, reflect the basis on which the Group’s performance is reviewed by management and presented to the Chief Operating Decision Maker (“CODM”). The CODM has been identified as being the Board.

Performance of the Group is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense or income, depreciation and amortization and exceptional operating items. Sales contracts generally provide for the pass through of metal and energy price fluctuations as well as a mechanism for the recovery of other input cost inflation, while certain contracts have tolling arrangements whereby customers arrange for the procurement of metal themselves. Consequently, the CODM evaluates the financial effects of the business activities of the reportable segments based on Adjusted EBITDA, which includes the net impact of the pass through pricing model operated by the business.

Ardagh Metal Packaging S.A.

Segmental revenues are derived from sales to external customers. Inter-segmental revenue is not material.

Reconciliation of profit for the period to Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Profit for the period	35	5	30	—
Income tax charge	16	10	17	6
Net finance expense	64	67	124	117
Depreciation and amortization	121	114	240	225
Exceptional operating items	4	14	8	17
Adjusted EBITDA	240	210	419	365

Segment results for the three months ended June 30, 2026 and 2025 are:

	Revenue		Adjusted EBITDA
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Europe	698	615	105	77
Americas	1,015	840	135	133
Group	1,713	1,455	240	210

Segment results for the six months ended June 30, 2026 and 2025 are:

	Revenue		Adjusted EBITDA
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Europe	1,323	1,143	180	126
Americas	1,894	1,580	239	239
Group	3,217	2,723	419	365

One customer accounted for greater than 10% of total Group revenue across both reportable segments in the three and six months ended June 30, 2026 (2025: one).

Within each reportable segment our respective packaging containers have similar production processes and classes of customers. Further, they have similar economic characteristics, as evidenced by similar profit margins, similar degrees of risk and similar opportunities for growth. Based on the foregoing, we do not consider that they constitute separate product lines and, therefore, additional disclosures relating to product lines are not necessary.

Ardagh Metal Packaging S.A.

The following illustrates the disaggregation of revenue by destination for the three months ended June 30, 2026:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	693	1	4	698
Americas	—	896	119	1,015
Group	693	897	123	1,713

The following illustrates the disaggregation of revenue by destination for the three months ended June 30, 2025:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	605	1	9	615
Americas	—	717	123	840
Group	605	718	132	1,455

The following illustrates the disaggregation of revenue by destination for the six months ended June 30, 2026:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	1,313	2	8	1,323
Americas	—	1,630	264	1,894
Group	1,313	1,632	272	3,217

The following illustrates the disaggregation of revenue by destination for the six months ended June 30, 2025:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	1,125	3	15	1,143
Americas	—	1,333	247	1,580
Group	1,125	1,336	262	2,723

The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Over time	1,356	1,162	2,571	2,191
Point in time	357	293	646	532
Group	1,713	1,455	3,217	2,723

Ardagh Metal Packaging S.A.

5.     Exceptional items

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Start-up related and other costs	1	3	2	5
Impairment - property, plant and equipment	—	10	—	10
Exceptional items – cost of sales	1	13	2	15
Transaction-related and other costs	3	1	6	2
Exceptional items – SG&A expenses	3	1	6	2
Exceptional finance expense	2	8	5	2
Exceptional items – finance expense	2	8	5	2
Exceptional income tax credit	(1)	(1)	(1)	(1)
Total exceptional items, net of tax	5	21	12	18

ss

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2026

A net charge of $12 million has been recognized as exceptional items in the six months ended June 30, 2026, primarily comprising:

●	$2 million start-up related and other costs, principally in Europe relating to the Group’s investment programs.
●	$6 million of transaction-related and other costs, primarily comprised of legal fees incurred in respect of litigation proceedings taken against a customer in the Americas which progressed to trial during the period (note 16), and professional advisory fees and other costs incurred in respect of the Group’s transformation initiatives.
●	$5 million exceptional finance expense relates to a loss on the movement in fair value of the Earnout Shares (note 12).
●	Tax credits of $1 million have been recognized in relation to the above items.

2025

A net charge of $18 million has been recognized as exceptional items in the six months ended June 30, 2025, primarily comprising:

●	$5 million start-up related and other costs in the Americas ($3 million) and in Europe ($2 million), principally relating to the Group’s investment programs.
●	$10 million impairment of property, plant and equipment relating to early-stage capital expenditure for a proposed greenfield site development in Europe. The project was deferred during the period resulting in certain of the initial costs incurred no longer being recoverable.
●	$2 million of transaction-related and other costs, primarily comprised of professional advisory fees and restructuring and other costs relating to transformation initiatives.
●	$2 million net exceptional finance expense relates to a loss on the movement in fair value of the Earnout Shares of $3 million, partly offset by foreign currency movements.
●	Tax credits of $1 million have been recognized in relation to the above items.

Ardagh Metal Packaging S.A.

6.     Net finance expense

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Senior Facilities interest expense*	43	40	87	79
Net pension interest expense	2	1	3	2
Lease interest expense	6	6	11	12
Losses on derivative financial instruments	—	3	—	8
Foreign currency translation losses	4	1	5	2
Other net finance expense	7	8	13	12
Net finance expense before exceptional items	62	59	119	115
Exceptional net finance expense (note 5)	2	8	5	2
Net finance expense	64	67	124	117

*Includes interest related to Senior Secured Green Notes and Senior Green Notes and in the prior period, the Senior Secured Term Loan which was repaid in December 2025.

During the six months ended June 30, 2026, the Group recognized $11 million (2025: $12 million) of interest paid related to lease liabilities in cash used in operating activities in the unaudited consolidated interim statement of cash flows. Other net finance expense is primarily comprised of fees incurred on the Group’s receivables financing arrangements.

7.     Earnings per share

Basic earnings/(loss) per share (“EPS”) is calculated by dividing the profit for the period attributable to equity holders by the weighted average number of ordinary shares outstanding during the period.

The following table reflects the income statement profit and share data used in the basic EPS calculations:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Earnings attributable to equity holders as presented in the income statement	35	5	30	—
Less: Dividend on preferred shares (note 14)	—	(6)	—	(12)
Earnings/(loss) attributable to equity holders used in calculating earnings per share	35	(1)	30	(12)
Weighted average number of ordinary shares for EPS (millions)	597.7	597.7	597.7	597.7
Earnings/(loss) per share	$0.06	$—	$0.05	$(0.02)

Diluted earnings/(loss) per share is consistent with basic earnings/(loss) per share, as there are no dilutive potential shares during the periods presented above.

Please refer to note 9 for details of transactions involving the ordinary shares for the three and six months ended June 30, 2026.

Ardagh Metal Packaging S.A.

8.     Intangible assets and property, plant and equipment

		Property,
	Intangible	plant and
	assets	equipment
	$'m	$'m
Net book value at January 1, 2026	1,181	2,515
Additions	8	115
Disposals	—	(7)
Charge for the period	(72)	(168)
Foreign exchange	(19)	(26)
At June 30, 2026	1,098	2,429

At June 30, 2026, the carrying amount of goodwill included within intangible assets was $1,017 million (December 31, 2025: $1,035 million).

At June 30, 2026, the carrying amount of the right-of-use assets included within property, plant and equipment was $356 million (December 31, 2025: $392 million).

The Group recognized a depreciation charge of $168 million in the six months ended June 30, 2026 (2025: $157 million), of which $50 million (2025: $47 million) relates to right-of-use assets.

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment following the approval of the annual budget (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment.

Management has considered whether any impairment indicators existed at the reporting date, and has concluded that the carrying amount of the goodwill is fully recoverable as at June 30, 2026.

9.	Equity share capital and share premium

Issued and fully paid shares:

	Ordinary shares (par value €0.01)	Share capital	Share premium
	(million)	$'m	$'m
At December 31, 2025 and at June 30, 2026	597.7	7	5,989

There were no material share transactions involving the ordinary shares of the Company in the three and six months ended June 30, 2026.

Ardagh Metal Packaging S.A.

10.     Financial assets and liabilities

At June 30, 2026, the Group’s net debt and available liquidity was as set out below:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency
		m			m	$'m	$'m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	513	—
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	—
5.000% Senior Secured Green Notes	EUR	570	30-Jan-31	Bullet	570	649	—
6.250% Senior Secured Green Notes	USD	620	30-Jan-31	Bullet	620	620	—
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	570	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Global Asset Based Loan facility	Various	389	29-Jan-31	Revolving	—	28	361
Bradesco facility	BRL	500	30-Oct-26	Bullet	—	—	97
Lease obligations	Various	—	Various	Amortizing	—	325	—
Other borrowings	Various	—	Various	Amortizing	—	18	—
Total borrowings						4,373	458
Deferred debt issue costs						(29)	—
Net borrowings						4,344	458
Cash, cash equivalents and restricted cash						(189)	189
Derivative financial instruments used to hedge foreign currency and interest rate risk						—	—
Net debt / available liquidity						4,155	647

The fair value of the Group’s total borrowings, excluding lease obligations at June 30, 2026, is $3,946 million (December 31, 2025: $3,973 million).

A number of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in areas such as the incurrence of additional indebtedness (primarily maximum secured borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens.

The Global Asset Based Loan facility is subject to a fixed charge coverage ratio covenant if 90% or more of the facility is drawn. The facility also includes cash dominion, representations, warranties, events of default and other covenants that are of a nature customary for such facilities.

Ardagh Metal Packaging S.A.

At December 31, 2025 the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	529	—
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	—
5.000% Senior Secured Green Notes	EUR	570	30-Jan-31	Bullet	570	670	—
6.250% Senior Secured Green Notes	USD	620	30-Jan-31	Bullet	620	620	—
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	587	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Global Asset Based Loan facility	USD	351	30-Apr-27	Revolving	—	—	351
Bradesco facility	BRL	500	30-Oct-26	Bullet	—	—	91
Lease obligations	Various	—	Various	Amortizing	—	368	—
Other borrowings	Various	—	Various	Amortizing	—	27	—
Total borrowings						4,451	442
Deferred debt issue costs						(32)	—
Net borrowings						4,419	442
Cash, cash equivalents and restricted cash						(522)	522
Derivative financial instruments used to hedge foreign currency and interest rate risk						3	—
Net debt / available liquidity						3,900	964

The maturity profile of the Group’s net borrowings is as follows:

	At June 30,	At December 31,
	2026	2025
	$'m	$'m
Within one year or on demand	131	118
Between one and three years	1,236	1,269
Between three and five years	2,961	1,722
Greater than five years	45	1,342
Total borrowings	4,373	4,451
Deferred debt issue costs	(29)	(32)
Net borrowings	4,344	4,419

Financing activity

The decrease in lease obligations from $368 million at December 31, 2025 to $325 million at June 30, 2026, primarily reflects $74 million of principal repayments, disposals of $5 million and foreign currency movements of $2 million, partly offset by $38 million of new lease liabilities.

At June 30, 2026, the Group had cash drawings of $28 million (December 31, 2025: $nil) on the Global Asset Based Loan facility, with $361 million of the total facility of $450 million available due to amounts allocated for working capital collateralization.

On January 29, 2026, the Group signed an amendment agreement to increase the Global Asset Based Loan facility to $450 million and to extend the maturity to January 29, 2031.

Ardagh Metal Packaging S.A.

Fair value methodology

There has been no change to the fair value hierarchies for determining and disclosing the fair value of financial instruments.

Fair values are calculated as follows:

(i)	Senior Secured Green and Senior Green Notes – the fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(ii)	Global Asset Based Loan facility and Other borrowings – the fair values of the borrowings in issue are based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(iii)	Cross currency interest rate swaps (“CCIRS”) – the fair value of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(iv)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.
(v)	Earnout Shares, Private and Public Warrants (see note 12 for further details) – the fair values of the Earnout Shares and Private Warrants are based on valuation techniques using an unobservable volatility assumption which represents Level 3 inputs, whereas the fair value of the Public Warrants is based on an observable market price and represents a Level 1 input.
(vi)	Virtual power purchase agreement – the fair value of the embedded derivative (floor price) in the virtual power purchase agreement is based on a valuation technique using an unobservable volatility assumption which represents a Level 3 input.

Cross currency interest rate swaps

The Group hedges certain of its borrowing and interest payable thereon using CCIRS, with a net liability position at June 30, 2026 of $0.4 million (December 31, 2025: $3 million net liability).

Net investment hedges in foreign operations

The Group has designated $360 million (December 31, 2025: $360 million) of its Loan Notes as a net investment hedge. A loss of $11 million was recognized in relation to the Group’s net investment hedging arrangements in the unaudited consolidated interim statement of comprehensive income for the six months ended June 30, 2026 (2025: gain of $41 million).

Forward foreign exchange contracts

The Group operates in a number of currencies and, accordingly, hedges a portion of its currency transaction risk. Certain forward contracts are designated as cash flow hedges for accounting purposes.

The fair values are based on Level 2 valuation techniques and observable inputs including the contract prices. The fair value of these contracts when initiated is $nil; no premium is paid or received.

Virtual Power Purchase Agreement

As part of our sustainability strategy to achieve our climate targets, the Group entered into a virtual power purchase agreement (“vPPA”) in July 2024. The renewable energy generation facility underlying the agreement is managed by the operator. The Group has no rights of determination or control over the use of the facilities. The benefit accruing from the virtual power purchase agreement is the Group receives certificates as proof of origin of electricity from

Ardagh Metal Packaging S.A.

renewable energies, and in return pays a quarterly financial flow to the developer if the respective spot electricity price falls below an agreed floor price.

The valuation applied a Black Scholes model, using a key data input for the risk-free rate of 2.5% (December 31, 2025: 2.1%), with an estimated volatility of 31% (December 31, 2025: 31%). The estimated fair market value at June 30, 2026 was a liability of $4 million (December 31, 2025: liability of $4 million), which has been reflected within non-current derivative financial instruments, representing the value of the certificates to be received by the Group and the option value of the agreed floor price. An increase or decrease in volatility of 5% would not result in a material change to the fair market value as at June 30, 2026.

11.   Employee benefit assets and obligations

Employee benefit assets and obligations at June 30, 2026 have been reviewed in respect of the latest discount rates, inflation rates and asset valuations. A net re-measurement gain of $1 million and a gain of $5 million has been recognized in the unaudited consolidated interim statement of comprehensive income for the three and six months ended June 30, 2026 (2025: gain of $1 million and $8 million), respectively.

The re-measurement gain recognized for the three months ended June 30, 2026 consisted of an increase in the asset valuations of $5 million (2025: increase of $3 million) and an increase in the obligations of $4 million (2025: increase of $2 million).

The re-measurement gain recognized for the six months ended June 30, 2026 consisted of a decrease in the obligations of $3 million (2025: decrease of $7 million) and an increase in the asset valuations of $2 million (2025: increase of $1 million).

12.   Other liabilities and provisions

	At June 30,	At December 31,
	2026	2025
	$'m	$'m
Other liabilities
Current	8	—
Non-current	13	14
Provisions
Current	10	10
Non-current	22	21
	53	45

Other liabilities

Earnout shares

The Ardagh Group has a contingent right to receive up to 60.73 million additional shares in the Company (the “Earnout Shares”). The Earnout Shares are issuable by AMPSA to the Ardagh Group subject to attainment of certain share price hurdles, with equal amounts of shares at $13, $15, $16.50, $18, and $19.50, respectively, over a five-year period ending on January 31, 2027. In accordance with IAS 32 ‘Financial Instruments: Presentation’, the arrangement has been assessed to determine whether the Earnout Shares represent a liability or an equity instrument. As the arrangement may result in AMPSA issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have, in accordance with the requirements of IAS 32, been recognized as a financial liability measured at fair value in the unaudited consolidated interim financial statements. A valuation assessment was performed for the purpose of determining the financial liability using a Monte Carlo simulation using key data inputs for: share price hurdles; risk-free rate 4% (December 31, 2025: risk-free rate 3%); and traded closing AMP share price, with estimates of volatility

Ardagh Metal Packaging S.A.

67% (December 31, 2025: volatility 50%) and dividend yield. The estimated valuations of the liability at June 30, 2026, and December 31, 2025, were $8 million and $3 million, respectively. Changes in the fair market valuation of the Earnout Shares of $5 million have been reflected as exceptional finance expense within net finance expense for the six months ended June 30, 2026 (June 30, 2025: expense of $3 million). Any increase or decrease in volatility of 5% would result in an increase or decrease in the liability at June 30, 2026, of approximately $4 million (December 31, 2025: $2 million).

Warrants

AMPSA warrants are exercisable for the purchase of Ordinary Shares in AMPSA at an exercise price of $11.50 over a five-year period. In accordance with IAS 32, those warrants have been recognized as a financial liability measured at fair value in the consolidated interim financial statements. For certain warrants issued to the former sponsors of Gores Holdings V, Inc. (“Private Warrants”) a valuation was performed for the purpose of determining the financial liability. The valuation applied a Black Scholes model, using a key data input for the risk-free rate 4% (December 31, 2025: risk-free rate 3%), with estimates for volatility 67% (December 31, 2025: volatility 50%) and dividend yield. The estimated valuation of the liability at June 30, 2026 and December 31, 2025 was not material and consequently presented as $nil in the unaudited consolidated interim financial statements, which are rounded to millions as set out in note 3. Any increase or decrease in volatility of 5% would not result in a significant change in the fair value of the AMP Warrants at June 30, 2026 (December 31, 2025: $nil). All outstanding warrants were delisted from the NYSE on December 3, 2025 due to “abnormally low selling price” levels.

Put and call arrangements

In conjunction with the NOMOQ acquisition completed in February 2023, the Group has entered into put and call option arrangements for the acquisition of the outstanding non-controlling interest (“NCI”), part of which are treated as a compensation arrangement for accounting purposes, and could result in future payments to the holders of such NCI, depending on the future performance of NOMOQ. The Group has recognized the fair value of the obligation at June 30, 2026 of $13 million (December 31, 2025: $11 million) within non-current other liabilities.

13.   Cash generated from operating activities

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Profit for the period	35	5	30	—
Income tax charge	16	10	17	6
Net finance expense	64	67	124	117
Depreciation and amortization	121	114	240	225
Exceptional operating items	4	14	8	17
Movement in working capital	166	113	(332)	(315)
Exceptional costs paid, including restructuring	(4)	(4)	(10)	(7)
Cash generated from operations	402	319	77	43

Ardagh Metal Packaging S.A.

14.   Dividends

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Cash dividends on ordinary shares declared and paid:
Interim dividend: $0.10 per share	—	—	60	60
Interim dividend: $0.10 per share	60	60	60	60
Cash dividends on preferred shares declared and paid:
Interim dividend	—	—	—	6
Interim dividend	—	6	—	6
	60	66	120	132

On February 24, 2026, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend was paid on March 26, 2026, to shareholders of record on March 12, 2026.

On April 21, 2026, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend was paid on June 25, 2026 to shareholders of record on June 11, 2026.

On December 2, 2025, the Company redeemed its 56,306,306 non-convertible, non-voting 9% cumulative preferred shares (the “Preferred Shares”) with a nominal value of €4.44 each, issued in July 2022 to AGSA and subsequently transferred to a wholly-owned subsidiary of AGSA in 2024, for a total consideration of €250 million ($289 million at the exchange rate applicable on that date). The Preferred Shares were subsequently canceled on December 9, 2025.

15.   Related party transactions

(i)	Pension scheme – the pension schemes are related parties. For details of significant transactions during the period, see note 11.
(ii)	Services Agreement between the Company and Ardagh Group. A net charge of $10 million and $19 million has been included in sales, general and administration expenses for the three and six months ended June 30, 2026, respectively (2025: $10 million and $19 million).
(iii)	Earnout Shares – see note 12.
(iv)	Related party transactions and balances between the Group and Ardagh Group includes a net movement in working capital in the three and six months ended June 30, 2026 of $7 million and $6 million, respectively, related to transaction and other costs reimbursed to the Ardagh Group by the Group (2025: $4 million and $1 million reimbursed to the Group by the Ardagh Group respectively) and a lease liability of $1 million payable to the Ardagh Group at June 30, 2026 (December 31, 2025: $1 million).
(v)	Dividends – see note 14.

There were no other significant related party transactions in the three and six months ended June 30, 2026.

Ardagh Metal Packaging S.A.

16.   Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

●	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
●	the generation, storage, handling, use and transportation of hazardous materials;
●	the emission of substances and physical agents into the environment;
●	the discharge of waste water and disposal of waste;
●	the remediation of contamination;
●	the design, characteristics, collection and recycling of its packaging products; and
●	the manufacturing and servicing of machinery and equipment for the metal packaging industry.

The Group believes, based on current information, that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending. Finally, the Group believes that the potential impact of climate change, including permit compliance, property damage and business disruption, on the Group has not resulted in a contingent obligation at June 30, 2026.

Contingent asset

In December 2022, Ardagh Metal Packaging USA Corp., a subsidiary of AMPSA, filed a lawsuit in the United States District Court for the Northern District of Illinois, against its customer, American Craft Brewery, a subsidiary of The Boston Beer Company, Inc. ("Boston Beer"), for breach of contract in respect of minimum volume purchase requirements. The litigation progressed to trial during the period and in April 2026 a jury awarded damages of approximately $175 million to the Group. The Court then entered the judgment and awarded pre-judgment interest of approximately $15 million. Subsequently, Boston Beer commenced post-trial motions, posted a bond of approximately $198 million (which includes an estimate for post-judgment interest), and filed a notice of appeal. The United States 7th Circuit Court of Appeals suspended the appeal as premature until the post-trial motions are ruled upon.

As the judgment remains subject to post-trial motions and a potential appeals process, the Group has assessed the amounts awarded to AMPSA constitute a contingent asset and, accordingly, a receivable has not been recognized in the unaudited consolidated statement of financial position at June 30, 2026.

Other legal matters

The Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these other proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

17.   Seasonality of operations

The Group’s revenue and cash flows are both subject to seasonal fluctuations, with the Group generally building inventories in anticipation of these seasonal demands resulting in working capital requirements typically being the greatest

Ardagh Metal Packaging S.A.

at the end of the first quarter of the year.  The demand for our metal beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as in the period leading up to holidays in December.

The Group manages the seasonality of working capital principally by supplementing operating cash flows with drawings under our Global Asset Based Loan facility.

18.   Events after the reporting period

On July 21, 2026, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend will be paid on September 24, 2026 to shareholders of record on September 10, 2026.

Ardagh Metal Packaging S.A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by, reference to the Unaudited Consolidated Interim Financial Statements for the three and six months ended June 30, 2026, including the related notes thereto. As used in this section, the “Group” refers to Ardagh Metal Packaging S.A. and its subsidiaries.

Some of the measures used in this report are not measurements of financial performance under IFRS Accounting Standards and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit or profit for the period as indicators of our operating performance or any other measures of performance derived in accordance with IFRS Accounting Standards.

Business drivers

The main factors affecting the results of the Group’s operations are: (i) global economic trends, end-consumer demand for our products and production capacity of our production facilities; (ii) prices of energy and raw materials used in our business, primarily aluminum and coatings, which can be impacted by new, expanded or retaliatory tariffs or new trade agreements, and our ability to pass through these and other cost increases to our customers, through contractual pass through mechanisms under multi-year contracts, or through renegotiation in the case of short-term contracts; (iii) investment in capacity expansion and operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Polish zloty and Brazilian real.

We generate our revenue from supplying metal can packaging to the beverage end-use category. Revenue is primarily dependent on sales volumes and sales prices. While we currently believe the prevailing tariff environment is likely to have a minimal impact on the results of the Group’s operations, management continues to closely monitor the evolving trade developments and the potential impact on the Group.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal beverage packaging plants. Demand for our metal beverage cans may be influenced by trends in the consumption of beverages, industry trends in packaging, including customer marketing and pricing decisions, and the impact of environmental regulations and shifts in consumer sentiment towards a greater awareness of sustainability. The demand for our beverage products is strongest during spells of warm weather and therefore demand typically, based on historical trends, peaks during the summer months, as well as in the period leading up to the holidays in December. Accordingly, we generally build inventories in the first and fourth quarters in anticipation of the seasonal demands in our beverage business.

Our Adjusted EBITDA is based on revenue derived from selling our metal beverage cans and is affected by a number of factors, including cost of sales, and sales, marketing and administrative expenses. The elements of our cost of sales include (i) variable costs, such as energy, raw materials (including the cost of aluminum), packaging materials, decoration and freight and other distribution costs, and (ii) fixed costs, such as labor and other plant-related costs including depreciation and maintenance. Sales contracts generally provide for the pass through of metal and energy price fluctuations as well as a mechanism for the recovery of other input cost inflation. Our variable costs have typically constituted approximately 75% and fixed costs approximately 25% of the total cost of sales for our business.

Ardagh Metal Packaging S.A.

Results of operations

Three months ended June 30, 2026 compared with three months ended June 30, 2025:

	Unaudited
	Three months ended June 30,
	2026	2025
	$'m	$'m
Revenue	1,713	1,455
Cost of sales	(1,475)	(1,270)
Gross profit	238	185
Sales, general and administration expenses	(87)	(68)
Intangible amortization	(36)	(35)
Operating profit	115	82
Net finance expense	(64)	(67)
Profit before tax	51	15
Income tax charge	(16)	(10)
Profit for the period	35	5

Revenue

Revenue in the three months ended June 30, 2026 increased by $258 million, or 18%, to $1,713 million, compared with $1,455 million in the three months ended June 30, 2025. The increase, excluding favorable foreign currency translation effects of $20 million, principally reflects the pass through of higher input costs to customers and favorable volume/mix effects.

Cost of sales

Cost of sales in the three months ended June 30, 2026 increased by $205 million, or 16%, to $1,475 million, compared with $1,270 million in the three months ended June 30, 2025. Pre-exceptional cost of sales increased by $217 million from the prior period. The increase in pre-exceptional cost of sales is principally due to increased revenue, as noted above, and corresponding input costs. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the three months ended June 30, 2026 increased by $53 million, or 29%, to $238 million, compared with $185 million in the three months ended June 30, 2025. Gross profit percentage in the three months ended June 30, 2026 increased by 120 basis points to 13.9%, compared with 12.7% in the three months ended June 30, 2025. Excluding exceptional cost of sales, gross profit percentage in the three months ended June 30, 2026 increased by 40 basis points to 14.0% compared with 13.6% in the three months ended  June 30, 2025, as a result of the items outlined above in “Revenue” and “Cost of Sales”. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Sales, general and administration expenses

Sales, general and administration expenses in the three months ended June 30, 2026 increased by $19 million, or 28%, to $87 million, compared with $68 million in the three months ended June 30, 2025. The increase in sales, general and administration expenses was primarily due to higher labor costs. Excluding exceptional items, sales, general and administration expenses increased by $17 million. Exceptional sales, general and administration expenses increased by $2

Ardagh Metal Packaging S.A.

million compared with the three months ended June 30, 2025. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Intangible amortization

Intangible amortization in the three months ended June 30, 2026 increased by $1 million, or 3% to $36 million, compared with $35 million in the three months ended June 30, 2025, primarily due to foreign currency translation effects.

Operating profit

Operating profit in the three months ended June 30, 2026 increased by $33 million, or 40% to $115 million compared with $82 million in the three months ended June 30, 2025 due to higher gross profit, partially offset by increased sales, general and administration expenses and higher intangible amortization as outlined above.

Net finance expense

Net finance expense in the three months ended June 30, 2026 decreased by $3 million, or 4% to $64 million, compared with $67 million in the three months ended June 30, 2025. Net finance expense in the three months ended June 30, 2026 and 2025 comprised the following:

	Three months ended June 30,
	2026	2025
	$'m	$'m
Senior Facilities interest expense	43	40
Net pension interest expense	2	1
Lease interest expense	6	6
Losses on derivative financial instruments	—	3
Foreign currency translation losses	4	1
Other net finance expense	7	8
Net finance expense before exceptional items	62	59
Exceptional net finance expense	2	8
Net finance expense	64	67

Senior Facilities interest expense in the three months ended June 30, 2026 increased by $3 million to $43 million, compared with $40 million in the three months ended June 30, 2025. The increase primarily reflects the higher principal of the Senior Secured Green Notes due 2031 issued in December 2025, than the senior facilities repaid on the same date.

Lease interest cost in the three months ended June 30, 2026 of $6 million is consistent with the three months ended June 30, 2025.

The Group recognized no gains or losses on derivative financial instruments in the three months ended June 30, 2026, compared with a loss of $3 million in the three months ended June 30, 2025, which primarily related to the Group’s vPPA and CCIRS.

Foreign currency translation losses in the three months ended June 30, 2026 amounted to $4 million, compared with $1 million in the three months ended June 30, 2025.

Exceptional net finance expense of $2 million in the three months ended June 30, 2026 relates to a loss on movement in the fair market value of the Earnout Shares. Exceptional net finance expense of $8 million in the three months ended June 30, 2025 related to a loss on movement in the fair market value, partly offset by foreign currency movements, on the Earnout Shares.

Ardagh Metal Packaging S.A.

Income tax charge

Income tax charge in the three months ended June 30, 2026 was $16 million, compared with an income tax charge of $10 million in the three months ended June 30, 2025. The increase of $6 million in the income tax charge is due to an increase of $6 million in income tax charge on profit before exceptional items, attributable to the increase in profit before exceptional items in the three months ended June 30, 2026.

The effective income tax rate (ETR) on profit before exceptional items for the three months ended June 30, 2026 was 30%, consistent with an ETR of 30% for the three months ended June 30, 2025.

Profit for the period

As a result of the items described above, the Group recognized a profit of $35 million for the three months ended June 30, 2026, compared with a profit of $5 million in the three months ended June 30, 2025.

Six months ended June 30, 2026 compared with six months ended June 30, 2025:

	Unaudited
	Six months ended June 30,
	2026	2025
	$'m	$'m
Revenue	3,217	2,723
Cost of sales	(2,801)	(2,388)
Gross profit	416	335
Sales, general and administration expenses	(173)	(144)
Intangible amortization	(72)	(68)
Operating profit	171	123
Net finance expense	(124)	(117)
Profit before tax	47	6
Income tax charge	(17)	(6)
Profit for the period	30	–

Revenue

Revenue in the six months ended June 30, 2026 increased by $494 million, or 18% to $3,217 million, compared with $2,723 million in the six months ended June 30, 2025. The increase, excluding favorable foreign currency translation effects of $85 million, principally reflects the pass through of higher input costs to customers and favorable volume/mix effects.

Cost of sales

Cost of sales in the six months ended June 30, 2026 increased by $413 million, or 17%, to $2,801 million, compared with $2,388 million in the six months ended June 30, 2025. Pre-exceptional cost of sales increased by $426 million from the prior period. The increase in pre-exceptional cost of sales is principally due to increased revenue, as noted above, and corresponding input costs. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the six months ended June 30, 2026 increased by $81 million, or 24%, to $416 million, compared with $335 million in the six months ended June 30, 2025. Gross profit percentage in the six months ended June 30, 2026

Ardagh Metal Packaging S.A.

increased by 60 basis points to 12.9%, compared with 12.3% in the six months ended June 30, 2025. Excluding exceptional cost of sales, gross profit percentage in the six months ended June 30, 2026 increased by 10 basis points to 13.0%, compared with 12.9% in the six months ended June 30, 2025. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Sales, general and administration expenses

Sales, general and administration expenses in the six months ended June 30, 2026 increased by $29 million, or 20%, to $173 million, compared with $144 million in the six months ended June 30, 2025. The increase in sales, general and administration expenses was primarily due to higher labor costs. Excluding exceptional items, sales, general and administration expenses increased by $25 million. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Intangible amortization

Intangible amortization in the six months ended June 30, 2026 increased by $4 million, or 6% to $72 million, compared with $68 million in the six months ended June 30, 2025, primarily due to foreign currency translation effects.

Operating profit

Operating profit in the six months ended June 30, 2026 increased by $48 million, or 39% to $171 million compared with $123 million in the six months ended June 30, 2025 due to higher gross profit, partially offset by increased sales, general and administration expenses and higher intangible amortization as outlined above.

Net finance expense

Net finance expense in the six months ended June 30, 2026 increased by $7 million, or 6% to $124 million, compared with $117 million in the six months ended June 30, 2025. Net finance expense in the six months ended June 30, 2026 and 2025 comprised the following:

	Six months ended June 30,
	2026	2025
	$'m	$'m
Senior Facilities interest expense	87	79
Net pension interest expense	3	2
Lease interest expense	11	12
Losses on derivative financial instruments	—	8
Foreign currency translation losses	5	2
Other net finance expense	13	12
Net finance expense before exceptional items	119	115
Exceptional net finance expense	5	2
Net finance expense	124	117

Senior Facilities interest expense in the six months ended June 30, 2026 increased by $8 million to $87 million, compared with $79 million in the six months ended June 30, 2025. The increase primarily reflects the higher principal of the Senior Secured Green Notes due 2031 issued in December 2025, than the senior facilities repaid on the same date.

Lease interest cost in the six months ended June 30, 2026, decreased by $1 million to $11 million compared with $12 million in the six months ended June 30, 2025, driven by a decrease in lease obligations in the current period and related interest thereon.

Ardagh Metal Packaging S.A.

The Group recognized no gains or losses on derivative financial instruments in the six months ended June 30, 2026, compared with a loss of $8 million in the six months ended June 30, 2025, which primarily related to the Group’s vPPA and CCIRS.

Foreign currency translation losses in the six months ended June 30, 2026 amounted to $5 million, compared with $2 million in the six months ended June 30, 2025.

Exceptional net finance expense of $5 million in the six months ended June 30, 2026 relates to a loss on the movement in the fair market value of the Earnout Shares. Exceptional net finance expense of $2 million in the six months ended June 30, 2025 related to a loss on movement in the fair market value of $3 million, partly offset by foreign currency movements, on the Earnout Shares.

Income tax charge

Income tax charge in the six months ended June 30, 2026 was $17 million, compared with an income tax charge of $6 million in the six months ended June 30, 2025. The increase of $11 million in the income tax charge is due to an increase of $11 million in income tax charge on profit before exceptional items, attributable to the increase in profit before exceptional items in the six months ended June 30, 2026.

The effective income tax rate (ETR) on profit before exceptional items for the six months ended June 30, 2026 was 30%, compared with an ETR of 28% for the six months ended June 30, 2025. The increase in ETR primarily relates to changes in profitability mix in the six months ended June 30, 2026.

Profit for the period

As a result of the items described above, the Group recognized a profit of $30 million for the six months ended June 30, 2026, compared with a nil profit or loss in the six months ended June 30, 2025.

Supplemental Management’s Discussion and Analysis

Key operating measures

Adjusted EBITDA consists of profit for the period before income tax charge, net finance expense, depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS Accounting Standards and should not be considered an alternative to profit as indicators of operating performance or any other measures of performance derived in accordance with IFRS Accounting Standards.

For a reconciliation of the profit for the period to Adjusted EBITDA see Note 4 – Segment analysis of the Unaudited Consolidated Interim Financial Statements for the three and six months ended June 30, 2026.

Adjusted EBITDA in the three months ended June 30, 2026 increased by $30 million, or 14%, to $240 million, compared with $210 million in the three months ended June 30, 2025. The increase is principally due to higher input cost recovery, partly offset by higher operations and overhead costs.

Ardagh Metal Packaging S.A.

Adjusted EBITDA in the six months ended June 30, 2026 increased by $54 million, or 15%, to $419 million, compared with $365 million in the six months ended June 30, 2025. Adjusted EBITDA increased principally due to higher input cost recovery and favorable volume/mix effects, partly offset by higher operations and overhead costs.

Exceptional items

The following table provides detail on exceptional items included in cost of sales and sales, general and administration expenses, net finance expense and income tax:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Start-up related and other costs	1	3	2	5
Impairment - property, plant and equipment	—	10	—	10
Exceptional items – cost of sales	1	13	2	15
Transaction-related and other costs	3	1	6	2
Exceptional items – SG&A expenses	3	1	6	2
Exceptional finance expense	2	8	5	2
Exceptional items – finance expense	2	8	5	2
Exceptional income tax credit	(1)	(1)	(1)	(1)
Total exceptional items, net of tax	5	21	12	18

ss

2026

A net charge of $12 million has been recognized as exceptional items in the six months ended June 30, 2026, primarily comprising:

●	$2 million start-up related and other costs, principally in Europe relating to the Group’s investment programs.
●	$6 million of transaction-related and other costs, primarily comprised of legal fees incurred in respect of litigation proceedings taken against a customer in the Americas which progressed to trial during the period (note 16), and professional advisory fees and other costs incurred in respect of the Group’s transformation initiatives.
●	$5 million exceptional finance expense relates to a loss on the movement in fair value of the Earnout Shares (note 12).
●	Tax credits of $1 million have been recognized in relation to the above items.

2025

A net charge of $18 million has been recognized as exceptional items in the six months ended June 30, 2025, primarily comprising:

●	$5 million start-up related and other costs in the Americas ($3 million) and in Europe ($2 million), principally relating to the Group’s investment programs.
●	$10 million impairment of property, plant and equipment relating to early-stage capital expenditure for a proposed greenfield site development in Europe. The project was deferred during the period resulting in certain of the initial costs incurred no longer being recoverable.
●	$2 million of transaction-related and other costs, primarily comprised of professional advisory fees and restructuring and other costs relating to transformation initiatives.
●	$2 million net exceptional finance expense relates to a loss on the movement in fair value of the Earnout Shares of $3 million, partly offset by foreign currency movements.

Ardagh Metal Packaging S.A.

●	Tax credits of $1 million have been recognised in relation to the above items.

Segment information

Three months ended June 30, 2026 compared with three months ended June 30, 2025

Segment results for the three months ended June 30, 2026 and 2025 are:

	Revenue		Adjusted EBITDA
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Europe	698	615	105	77
Americas	1,015	840	135	133
Group	1,713	1,455	240	210

Revenue

Europe. Revenue increased by $83 million, or 13%, to $698 million in the three months ended June 30, 2026, compared with $615 million in the three months ended June 30, 2025. Excluding favorable foreign currency translation effects of $20 million, revenue increased by $63 million, principally due to the pass through of higher input costs to customers and favorable volume/mix effects.

Americas. Revenue increased by $175 million, or 21%, to $1,015 million in the three months ended June 30, 2026, compared with $840 million in the three months ended June 30, 2025. The increase in revenue principally reflected the pass through of higher input costs to customers, partly offset by unfavorable volume/mix effects.

Adjusted EBITDA

Europe. Adjusted EBITDA increased by $28 million, or 36%, to $105 million in the three months ended June 30, 2026, compared with $77 million in the three months ended June 30, 2025. Excluding favorable foreign currency translation effects of $2 million, Adjusted EBITDA increased by $26 million, principally due to higher input cost recovery, partly offset by higher operations and overhead costs.

Americas. Adjusted EBITDA increased by $2 million, or 2%, to $135 million in the three months ended June 30, 2026, compared with $133 million in the three months ended June 30, 2025. The increase was primarily driven by lower operations and overhead costs, partly offset by lower input cost recovery and unfavorable volume/mix effects.

Ardagh Metal Packaging S.A.

Six months ended June 30, 2026 compared with six months ended June 30, 2025

Segment results for the six months ended June 30, 2026 and 2025 are:

	Revenue		Adjusted EBITDA
	2026	2025	2026	2025
	$'m	$'m	$'m	$'m
Europe	1,323	1,143	180	126
Americas	1,894	1,580	239	239
Group	3,217	2,723	419	365

Revenue

Europe. Revenue increased by $180 million, or 16%, to $1,323 million in the six months ended June 30, 2026, compared with $1,143 million in the six months ended June 30, 2025. Excluding favorable foreign currency translation effects of $85 million, revenue increased by $95 million, principally due the pass through of higher input costs to customers and favorable volume/mix effects.

Americas. Revenue increased by $314 million, or 20%, to $1,894 million in the six months ended June 30, 2026, compared with $1,580 million in the six months ended June 30, 2025. The increase in revenue principally reflected the pass through of higher input costs to customers and favorable volume/mix effects.

Adjusted EBITDA

Europe. Adjusted EBITDA increased by $54 million, or 43%, to $180 million in the six months ended June 30, 2026, compared with $126 million in the six months ended June 30, 2025. Excluding favorable foreign currency translation effects of $8 million, Adjusted EBITDA increased by $46 million, principally due to higher input cost recovery and favorable volume/mix effects, partly offset by higher operations and overhead costs.

Americas. Adjusted EBITDA of $239 million for the six months ended June 30, 2026, is in line with the six months ended June 30, 2025, comprising favorable volume/mix effects, offset by lower input cost recovery and higher operations and overhead costs.

Ardagh Metal Packaging S.A.

Liquidity and capital resources

Cash requirements related to operations

Our principal sources of cash are cash generated from operations and external financings, including borrowings and other credit facilities.

The following table outlines our principal financing arrangements at June 30, 2026:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	513	—
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	—
5.000% Senior Secured Green Notes	EUR	570	30-Jan-31	Bullet	570	649	—
6.250% Senior Secured Green Notes	USD	620	30-Jan-31	Bullet	620	620	—
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	570	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Global Asset Based Loan facility	Various	389	29-Jan-31	Revolving	—	28	361
Bradesco facility	BRL	500	30-Oct-26	Bullet	—	—	97
Lease obligations	Various	–	Various	Amortizing	—	325	—
Other borrowings	Various	–	Various	Amortizing	—	18	—
Total borrowings						4,373	458
Deferred debt issue costs						(29)	—
Net borrowings						4,344	458
Cash, cash equivalents and restricted cash						(189)	189
Derivative financial instruments used to hedge foreign currency and interest rate risk						—	—
Net debt / available liquidity						4,155	647

The following table outlines the minimum repayments the Group is obliged to make in the twelve months ending June 30, 2027.

		Maximum			Minimum net
		Amount			repayment for
		Drawable	Final		the twelve
		Local	Maturity	Facility	months ending
Facility	Currency	Currency	Date	Type	June 30, 2027
		(in millions)			(in $ millions)
Global Asset Based Loan facility	Various	389	29-Jan-31	Revolving	28
Lease obligations	Various	—	Various	Amortizing	94
Other borrowings	Various	—	Various	Amortizing	9
Minimum net repayment					131

The Group generates substantial cash flow from its operations and had $189 million in cash, cash equivalents and restricted cash at June 30, 2026.

Ardagh Metal Packaging S.A.

We believe that our cash balances and future cash flow from operating activities, as well as our current credit facilities, will provide sufficient liquidity to fund our maintenance capital expenditure, interest payments on our notes and other credit facilities and dividend payments for at least the next twelve months. In addition, we believe that we will be able to fund certain additional investments through a combination of cash flow generated from operations and, where appropriate, to raise additional financing.

Cash flows

The following table sets forth a summary of our cash flow for the six months ended June 30, 2026 and 2025:

	Unaudited
	Six months ended June 30,
	2026	2025
	$'m	$'m
Operating profit	171	123
Depreciation and amortization	240	225
Exceptional operating items	8	17
Movement in working capital (1)	(332)	(315)
Exceptional costs paid, including restructuring	(10)	(7)
Cash flows from operations	77	43
Net interest paid	(110)	(99)
Settlement of foreign currency derivative financial instruments	(8)	(31)
Income tax paid	(13)	(13)
Cash flows used in operating activities	(54)	(100)

Capital expenditure (2)	(95)	(81)
Net cash used in investing activities	(95)	(81)

Proceeds from borrowings	145	—
Repayment of borrowings	(122)	(6)
Deferred debt issue costs paid	(12)	(3)
Lease payments	(74)	(51)
Dividends paid	(120)	(132)
Net cash used in financing activities	(183)	(192)

Net decrease in cash, cash equivalents and restricted cash	(332)	(373)

Cash, cash equivalents and restricted cash at beginning of period	522	610
Foreign exchange (losses)/gains on cash, cash equivalents and restricted cash	(1)	19
Cash, cash equivalents and restricted cash at end of period	189	256

(1)	Working capital comprises inventories, trade and other receivables, contract assets, trade and other payables, contract liabilities and current provisions. Other companies may calculate working capital in a manner different than ours.
(2)	Capital expenditure is the sum of purchase of property, plant, and equipment, and software and other intangibles, net of proceeds from disposal of property, plant and equipment.

Cash flows used in operating activities

Cash flows used in operating activities decreased by $46 million to $54 million the six months ended June 30, 2026, from $100 million in the the same period in 2025. The decrease was due to an increase in operating profit of $48 million, lower outflows from settlements of foreign currency derivative financial instruments of $23 million and an increase in depreciation and amortization of $15 million, partly offset by an increase in working capital outflows of $17

Ardagh Metal Packaging S.A.

million, an increase in interest payments of $11 million, a decrease in exceptional operating items of $9 million and an increase in exceptional costs paid, including restructuring, of $3 million.

Net cash used in investing activities

Net cash used in investing activities increased by $14 million to $95 million in the six months ended June 30, 2026, compared with $81 million in the same period in 2025, driven by increased maintenance capital expenditure.

Net cash used in  financing activities

Net cash used in financing activities represents an outflow of $183 million in the six months ended June 30, 2026 compared with a $192 million ouflow in the same period in 2025.

Proceeds from borrowings of $145 million primarily reflects amounts drawn on the Group’s Global Asset Based Loan facility and other borrowings during the six months ended June 30, 2026.

Repayment of borrowings of $122 million primarily reflects the repayment of amounts drawn on the Group’s Global Asset Based Loan facility and other borrowings during the six months ended June 30, 2026.

Lease payments of $74 million in the six months ended June 30, 2026, increased by $23 million compared to $51 million in the six months ended June 30, 2025, primarily relating to a lease in the Americas which included a purchase option that was exercised during the period.

In the six months ended June 30, 2026, the Company paid dividends to shareholders of $120 million (2025: $132 million). On February 24, 2026, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on March 26, 2026 to shareholders of record on March 12, 2026. On April 21, 2026, the Board approved an interim dividend of $0.10 per ordinary share. The interim cash dividend was paid on June 25, 2026 to shareholders of record on June 11, 2026.

Working capital

In the six months ended June 30, 2026, the working capital outflow during the period increased by $17 million to $332 million, from an outflow of $315 million for the six months ended June 30, 2025. The increase was primarily due to unfavorable cash flows related to trade and other receivables and inventories, partly offset by favorable cash flows related to trade and other payables, compared with the same period in 2025.

Exceptional costs paid, including restructuring

Exceptional costs paid, including restructuring, in the six months ended June 30, 2026 increased by $3 million to $10 million, compared with $7 million in the six months ended June 30, 2025. In the six months ended June 30, 2026, amounts paid of $10 million comprised $5 million of restructuring and other transaction-related costs related to the Group’s transformation initiatives, $3 million of legal costs incurred in connection with customer litigation, and $2 million of start-up costs mainly relating to the Group’s growth investment program.

Income tax paid

Income tax paid during the six months ended June 30, 2026 was $13 million, consistent with $13 million paid in the six months ended June 30, 2025.

Ardagh Metal Packaging S.A.

Capital expenditure

	Six months ended June 30,
	2026	2025
	$'m	$'m
Europe	69	40
Americas	26	41
Net capital expenditure	95	81

Capital expenditure for the six months ended June 30, 2026 increased by $14 million to $95 million, compared with $81 million for the six months ended June 30, 2025. The increase was due to increased maintenance capital expenditure. Capital expenditure for the six months ended June 30, 2026 includes $29 million (2025: $30 million) related to the growth investment program.

In Europe, capital expenditure in the six months ended June 30, 2026 of $69 million compared with $40 million in the same period in 2025, with the increase primarily attributable to increased spend on the Group’s growth investment program and higher maintenance capital expenditure. In the Americas, capital expenditure in the six months ended June 30, 2026 was $26 million, compared with $41 million in the same period in 2025, with the decrease primarily attributable to reduced spend on the Group’s growth investment program partly offset by higher maintenance capital expenditure.

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables. Such programs are accounted for as true sales of receivables, as they are either without recourse to the Group or transfer substantially all the risk and rewards to the financial institutions. Receivables of $643 million were sold under these programs at June 30, 2026 (December 31, 2025: $579 million).

Trade Payables Processing

Certain of the Group’s suppliers have access to independent third-party payable processors. The processors allow suppliers, if they choose, to sell their receivables to financial institutions at the sole discretion of both the supplier and the financial institution. The Group does not direct or have any involvement in the sale of these receivables and availing of these arrangements is at the discretion of the supplier. As the original liability to our suppliers remains, including amounts due and scheduled payment dates, and is neither legally extinguished nor substantially modified, the Group continues to present such obligations within trade payables and includes payments to the processors within cash from operations. Included within trade and other payables at June 30, 2026 is an amount of $45 million (December 31, 2025 $84 million) where suppliers have received payments from the processors.

Ardagh Metal Packaging S.A.

Cautionary Statement Regarding Forward-Looking Statements

This document may contain estimates and “forward-looking” statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” and the negatives of these words and other similar expressions generally identify forward-looking statements. Any forward-looking statements in this document are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments, and other factors we believe are appropriate in the circumstances. It is possible that actual events could differ materially from those made in or suggested by the forward-looking statements in this document from our current expectations and projections about future events at the time due to a variety of factors including, but not limited to, the following:

an increase in metal beverage can manufacturing capacity without a corresponding increase in demand;  competition from other metal packaging producers and alternative forms of packaging; concentration of our customers or suppliers, or changes in our customers’ or suppliers’ strategic choices, such as whether to prioritize price or volume requirements; a significant write-down of goodwill; varied seasonal demands for our products and unseasonable weather conditions; changes in consumer lifestyle, nutritional preferences, health-related concerns and warnings, health-related drug developments, social media influence and consumer taxation; further consolidation of our existing customer base; availability and any increase in the costs of raw materials, including as a result of changes in tariffs and duties and our inability to fully pass through input costs; stability of energy supply and increase in energy prices, including in Europe as a result of the ongoing Russia-Ukraine war; our relationships with our suppliers, including maintenance of existing payment and credit terms, and reliance on their ability to make timely deliveries due to factors such as supply chain disruption; changes in the economic, political, credit, and/or financial environment in which we operate, which could have a material adverse effect on our business, such as reducing demand for our products; currency, interest rate and commodity price fluctuations; any pandemics or disease outbreaks that may have adverse impacts on worldwide economic activity and our business; interruption in the operations of our production facilities including through infrastructure failure caused by physical damage; acquisitions, including with respect to successful integration; organized strikes or work stoppages by our unionized employees; dependence on our executive and senior management, and other highly skilled personnel; costs and future funding obligations associated with post-retirement benefits provided to our employees; data protection, data breaches, cyberattacks on our IT systems and network disruptions, including the costs and reputational harm associated with such events; impact of climate change, both physical and transitional, as well as those associated with the failure to meet our sustainability targets; environmental, health and safety concerns, as well as legal, regulatory or other measures to address such concerns and associated costs to us; legislation and regulation, including costs of compliance and changes to laws and regulations governing our business; workplace injury and illness claims at our production facilities; failure of our control measures and systems that result in faulty or contaminated products and potential related reputational risk; litigation, arbitration and other proceedings; insufficient or prohibitively expensive insurance coverage; failure to maintain an effective system of disclosure controls and internal controls over financial reporting; risk relating to the Services Agreement; risks relating to our capital structure, including our substantial debt profile, ability to raise new financing or refinance existing financing, and ability to comply with the covenants in our financing agreements; risks relating to the ownership of our Ordinary Shares, including those associated with the activities of our shareholders and our position as a company controlled by the Ardagh Group and our status as a Luxembourg company and a foreign private issuer; and other risks and uncertainties described in the risk factors described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by the us with the SEC.

Ardagh Metal Packaging S.A.

Any forward-looking statements in this document are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments, and other factors we believe are appropriate in the circumstances. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. While we continually review trends and uncertainties affecting our results of operations and financial condition, we do not assume any obligation to update or supplement any particular forward-looking statements contained in this document.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is Stephen Lyons, Investor Relations Director.

Ardagh Metal Packaging S.A.